Exhibit (a)(1)(I)

LQ Acquisition, Inc.

c/o Life Quotes, Inc.

8205 S. Cass Avenue

Darien, Illinois 60561

Contact: At LQ Acquisition, Inc.

Robert S. Bland

Chief Executive Officer

(630) 515-0170, ext. 200

bob@lifequotes.com

LQ Acquisition Issues Progress Report on Life Quotes Tender Offer

DARIEN, Ill., July 19 /PRNewswire/ — LQ Acquisition, Inc. announced today that as of 5:30 PM New York City time on July 19, 2010, approximately 1,606,000 shares of Life Quotes, Inc. (Nasdaq: QUOT) have been tendered into the tender offer launched by LQ Acquisition and not withdrawn. This number, together with the shares held by Zions Bancorporation that it has agreed to tender and the shares held by LQ Acquisition, represents more than 89% of the outstanding shares of Life Quotes. LQ Acquisition previously announced a cash tender offer for all of the shares of Life Quotes it does not otherwise own for $4.00 per share, representing an approximately 44% premium compared to the last closing price before the public announcement of the offer. The LQ offer expires at 12:00 midnight New York City time on Thursday, August 12, 2010. Questions can be answered or shareholders needing assistance to tender their shares can do so by calling their broker or LQ Acquisition at 1.800.556.9393, extension 295.

The LQ Acquisition, Inc. tender offer remains conditioned upon, among other things (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least a majority of the outstanding shares of Life Quotes not owned by LQ Acquisition, Inc., William V. Thoms, Zions Bancorporation or their respective affiliates immediately prior to the expiration of the tender offer, (ii) the condition that, together with the shares held by LQ Acquisition, Inc., there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least 90% of the outstanding shares of Life Quotes (this condition may be waived by LQ Acquisition, Inc.), and (iii) the execution of that certain note dated June 3, 2010 whereby Life Quotes will loan $19,000,000 to LQ Acquisition, Inc. to pay for properly tendered shares and other customary conditions.

About LQ Acquisition, Inc.

LQ Acquisition, Inc. is a company wholly owned and controlled by Robert S. Bland, president and chief executive officer of Life Quotes, Inc.

About Life Quotes, Inc.

Life Quotes, Inc. is an insurance agency and brokerage headquartered in Darien, Illinois. Life Quotes owns and operates a comprehensive online consumer insurance information service, accessible at www.Lifequotes.com, which caters to the needs of self-directed insurance shoppers. Since its inception in 1984, Life Quotes has been continuously developing a proprietary and comprehensive insurance price comparison and order-entry system that provides instant quotes from about 30 life insurance companies. Life Quotes uses this database to provide customers with a large array of comparative life insurance quotes online, over the phone or by mail, and Life Quotes allows the customer to purchase insurance from the company of their choice either online or over the phone with our licensed insurance customer service staff. The Life Quotes website also provides insurance information and decision-making tools, along with access to other forms of personal insurance, such as auto, homeowners, renters, long-term care, health and travel insurance through various third parties. Life Quotes generates revenues from the receipt of commissions and fees paid by various sources that are tied directly to the volume of insurance sales or traffic that Life Quotes produces. Life Quotes conducts its insurance agency and brokerage operations using licensed agents who are compensated, in part, based on the volume of business sold and Life Quotes generates prospective customer interest using traditional direct response advertising methods conducted primarily offline. For more information visit the Life Quotes website at www.lifequotes.com.

IMPORTANT NOTICE: THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK OR ANY SECURITIES OF LIFE QUOTES. THE TENDER IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS (THE “DISCLOSURE DOCUMENTS”) THAT WERE DISTRIBUTED TO LIFE QUOTES’ SHAREHOLDERS AND HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THIS PRESS RELEASE IS NOT A SUBSTITUTE FOR THE DISCLOSURE DOCUMENTS. INVESTORS MAY OBTAIN FREE COPIES OF THE DISCLOSURE DOCUMENTS THAT WERE FILED WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM LQ ACQUISITION AT 800.556.9393, EXTENSION 295. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.